Exhibit 10.4

GRAIL
Detect cancer early when it can be cured.
June 6, 2019
Hans Bishop
Via Email
Dear Hans:
I am excited to offer you the opportunity to join GRAIL!
GRAIL's mission is to save lives by detecting cancer early, when it can be cured. We have the opportunity to change the understanding of biology, rewrite the practice of healthcare and, most importantly, to save millions of lives.
We are currently building the best Team in the world because we are working on this most important and exciting challenge. On behalf of the Team, I am thrilled to have you join to innovate, collaborate, and enable us to deliver on our promise.
We are pleased to extend to you (the "Employee") this offer of employment with GRAIL, Inc. (the "Company") based on the terms and conditions set forth below.
This offer is for the position of Chief Executive Officer. You will be responsible for such duties as are normally associated with this position and as may be assigned to you by the Company's Board of Directors. You will report to the Board of Directors and your employment start date will be June 6, 2019 (your "Start Date").
You are currently a member of the Company's Board of Directors (the "Board") and will continue to serve on the Board.
For full-time regular employment, your annual base salary will be $650,000 USD.

1525 O'Brien Drive Menlo Park CA 94025 / www.GRAIL.com
11

Your salary will be payable every other week, one week in arrears. Your first paycheck will be prorated based on your employment start date.
You will be entitled to 6 weeks of vacation per year and will receive the Company's standard benefits, in accordance with GRAIL's policies, the applicable plan documents, and benefit plan provisions. Please note that the Company may modify benefits from time to time as it deems necessary.
You will be eligible to participate in GRAIL' s Variable Compensation Plan ("VCP"). If your hire date is on or before October 1, you will be eligible to participate in the current year VCP on a prorated basis. If your hire date is after October 1, you will be eligible to fully participate in the following year's VCP. Your VCP target is 100% of your base salary. Except as otherwise set forth in this offer letter with respect to certain employment terminations, you must continue to be employed by GRAIL on the date of payment to be eligible to receive a VCP payment. Details of the plan are enclosed. Within thirty (30) days following your first date of employment with the Company, you and the Board will mutually agree to the performance objectives that must be achieved in order for you to earn incentive compensation under the VCP with respect to the current fiscal year.
Within fifteen (15) days following your first date of employment with the Company, you will be granted an option to purchase 8,371,157 shares of the Company's Class A common stock, which is equal to 1.25% of the Company's fully diluted outstanding equity (includes the share reserve of all equity plans) (the "Fully Diluted Equity") on the date of grant of the option with an exercise price per share equal to the fair market value of one share of the Company's common stock on the date of the grant, as determined by the Board of Directors. Subject to your continuing service with the Company, your stock option will vest on the twelve (12) month anniversary of your Start Date. Upon any termination of your service with the Company (except for a termination by the Company for Cause (as defined below)), you will have until the earlier of (i) the date that is 10 years following the date of grant of the option and (ii) the date that is 5 years following your last date of service with the Company to exercise the option to the extent that it is vested. The option will be immediately exercisable as of the date of grant, such that you have the right to exercise the entire option before it becomes vested. On the same grant date, the Company will also grant you restricted stock units ("RSUs") with respect to 25,113,470 shares of the Company's Class A common stock, which is equal to 3.75% of the Company's Fully Diluted Equity on the date of grant of the RSUs. Subject to your continuing service with the Company, your RSUs representing 2.5% of the Fully Diluted Equity will vest on the second anniversary of your Start Date, and your RSUs representing 1.25% of the Fully Diluted Equity will vest on the third anniversary of your Start Date. "Service" for purposes of the option and the RSUs (including vesting and equity term continuation) will include service as an employee, officer, director, contractor, consultant or advisor to the Company or any of its subsidiaries or parents. Your stock option and RSUs will be subject to the terms of the Company's equity incentive plan and forms of stock option and RSU grant agreements thereunder. In the event that your RSUs vest and are settled at a time when the Company' s Class A common stock is not publicly traded or at a time when you are prohibited by the Company, its underwriters or applicable law from selling your shares, your RSU grant agreements will provide that your employment and income tax withholding obligations may be satisfied by surrendering to the Company shares of Class A common stock that would otherwise be issuable under the RSUs, having an aggregate fair market value that does not exceed the maximum withholding rate then applicable to you.
The Company will reimburse to you or pay on your behalf an amount of up to $35,000 for your attorneys' fees related to this employment agreement and the agreements referenced in this employment agreement.

As an added incentive, the Company will pay you a sign on bonus of three million dollars ($3,000,000) in a single sum with your first paycheck following your date of hire. The payment will be processed through our payroll department, with all appropriate taxes withheld. If you voluntarily terminate your employment without Good Reason (as defined below) or are terminated for Cause (as defined below) prior to the date which marks your first twelve (12) months of employment, you owe to Company and agree to pay to Company 50% of the entire after-tax amount received by you, (i.e. amount net of applicable taxes), within 30 business days following the termination of your employment.
In addition, subject to you remaining continuously employed as an employee of the Company through each relevant bonus payment date, you will be eligible to receive the following bonuses: (i) upon the approval by the Board of a strategic plan for the Company following your commencement of employment with the Company, you will receive a bonus of $3,500,000; and (ii) upon the achievement of the performance objectives that are mutually agreed upon by you and the Board within the first 90 days after your commencement of employment with the Company, you will receive a bonus of $3,500,000.
If at any time, the Company or any of its affiliates terminates your employment with the Company or its affiliates, respectively, without Cause (excluding as a result of death or disability) or you resign your employment for Good Reason, then you will receive the following severance benefits from the Company contingent upon a fully executed and irrevocable Separation and Release Agreement (as defined below):
1)a lump-sum severance payment equal to twelve (12) months of base salary plus twelve (12) months of your target bonus under the VCP or otherwise for the year of your employment termination plus your target bonus prorated for the number of days of employment in the year of your employment termination, paid on the 61st day following your termination;
2)reimbursement for twelve (12) months (the "Covered Period") of the cost of your health benefits (provided that you elect continuation coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), within the time period prescribed pursuant to COBRA for you and your eligible dependents) until the earlier of (A) the last day of the Covered Period or (B) the date upon which you cease to be eligible for coverage under COBRA (such reimbursements, the "COBRA Premiums"). However, if the Company determines in its sole discretion that it cannot pay the COBRA Premiums without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company will in lieu thereof provide to you a taxable monthly payment in an amount equal to the monthly COBRA premium that you would be required to pay to continue your group health coverage in effect on the date of your termination of employment (which amount will be based on the premium for the first month of COBRA coverage), which payments will be made regardless of whether you elect COBRA continuation coverage and will commence on the month following your termination of employment and will end on the date the Company has paid an amount equal to the payments for the entire Covered Period. For the avoidance of doubt, the taxable payments in lieu of COBRA Premiums may be used for any purpose, including, but not limited to continuation coverage under COBRA. Your "Separation and Release Agreement" will be in a form provided by the Company, will provide for, without limitation, a mutual nondisparagement provision, and must be executed and become irrevocable within 60 days of your termination. This entire subparagraph 2 is referred to as the "COBRA Benefit Arrangement"); and
3)an additional twelve (12) months of time vesting service for all of your outstanding Company equity awards, including awards that would otherwise vest only upon satisfaction of performance criteria with vesting of any performance-based awards as if all applicable performance criteria were achieved at target levels (the "Total Equity").

If, upon or within twenty-four (24) months after or within three months before the completion of a Change of Control, the Company or its successor terminates your employment with the Company without Cause (excluding death or disability) or you resign from such employment for Good Reason (a "Qualifying Termination"), then you will instead of the severance benefits set out directly above, receive the following severance benefits from the Company contingent upon a fully executed and irrevocable Separation and Release Agreement (as referred to above):
1)a lump-sum severance payment equal to twenty-four (24) months of base salary plus your target bonus prorated for the number of days of employment in the year of your employment termination, paid on the 61st day following your termination;
4)a lump sum payment equal to 200% of your target bonus (based on assuming target achievement level) for the then-current fiscal year, paid on the 61st day following your termination;
5)the COBRA Benefit Arrangement with a Covered Period of twenty-four (24) months; and
6)accelerated vesting as to one hundred percent (100%) of the then-unvested Total Equity.
For the avoidance of doubt, if a Qualifying Termination occurs prior to a Change of Control, then any unvested portion of your outstanding equity awards will remain outstanding for up to three months so that any additional benefits that may be due can be provided if a Change of Control occurs within three months following the Qualifying Termination under this paragraph. However, in no event will your equity awards remain outstanding beyond the equity award's original expiration date or to the extent terminated under the Equity Plan, provided that in the event that any of the Total Equity expires or terminates prior to the Change of Control when the vesting acceleration set forth in the prior paragraph would have occurred upon a Change of Control, the Company will pay you in cash for the value of such accelerated and terminated Total Equity upon the Change of Control. If no Change of Control occurs within three months of the Qualifying Termination, any unvested portion of your equity awards automatically will be forfeited permanently without having vested.
In addition, in the event that your service with the Company terminates due to death or Disability (as defined below), you will receive an additional twelve (12) months of time vesting service with respect to your Total Equity. In the event that you provide service to the Company until the completion of a Change of Control, you will receive accelerated vesting as to one hundred percent (100%) of the then-unvested Total Equity. "Disability" means that you are unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that can be expected to last for a continuous period of not less than 12 months. In the event that you have completed twenty-four (24) months of service with the Company and your employment ends for any reason, including a resignation for any reason but excluding a termination by the Company for Cause, you will be provided with the opportunity to provide up to twelve (12) months of service to the Company as a Board member, advisor or consultant, such that you become fully vested in the Total Equity.
For purposes of this agreement, "Good Reason" means, your resignation within thirty (30) days following the end of the Cure Period (as defined below), without your express written consent, of one or more of the following: (i) a material diminution by the Company in your base salary; provided, however, that, a reduction of base salary that (combined with all prior reductions) totals less than ten percent (10%) and also applies to all other senior executives of the Company will not constitute "Good Reason;" (ii) a material reduction of your authority, duties, or level or scope of responsibilities, including without limitation any requirement that you report to any person(s) other than the Board, relative to your authority, duties, or responsibilities in effect immediately prior to such reduction; (iii) the relocation of your principal work location to a facility or a location more than thirty-five (35) miles from your prior work location; or (iv) the Company's material breach of its employment agreement with you. In order for an event to qualify as Good Reason, you must not terminate employment with the Company without first providing the Company with written notice of the acts or omissions constituting the grounds for "Good Reason" within ninety (90) days of the initial existence of the grounds for "Good Reason" and a reasonable cure period of thirty (30) days following the date of written notice (the "Cure Period"), and such grounds must not have been cured during such time.
For purpose of this agreement, "Cause" means: (i) an intentional act of fraud, embezzlement, theft or any other material violation of law that occurs during or in the course of your employment with Company; (ii) intentional damage to Company's material assets; (iii) intentional unauthorized disclosure of Company's confidential information contrary to Company's written policies; (iv) intentional breach of a material term of this Agreement; (v) intentional engagement in any competitive activity which would constitute a breach of your duty of loyalty or of your obligations to Company; (vi) intentional breach of any of Company's material written policies; (vii) the willful and repeated or persistent failure to perform your reasonably assigned duties for Company (other than as a result of incapacity due to physical or mental illness); or (viii) willful conduct by you that is demonstrably and materially injurious to Company, monetarily or otherwise; provided that you will be provided with written notice of any event constituting Cause within 90 days of its initial occurrence and with respect to clauses (iv), (v), (vi) and (vii), you will be provided with 30 days within which to cure such event following provision of such notice.
For purpose of this agreement, "Change of Control" means: a Corporate Transaction as defined in the Equity Plan; provided that to the extent that any amount constituting deferred compensation (as defined in Section 409A of the Code) would become payable under this arrangement by reason of a Corporate Transaction, such event in that case represents a change in control transaction described in U.S. Treasury Regulation 1.409A-3(i)(5)(v) or 1.409A- 3(i)(5)(vii).
To the extent (i) any payments to which you become entitled under this agreement, or any agreement or plan referenced herein, in connection with your termination of employment with the Company constitute deferred compensation subject to Section 409A of the Internal Revenue Code of 1986, as amended (the "Code") and (ii) you are deemed at the time of such termination of employment to be a "specified" employee under Section 409A of the Code, then such payment or payments will not be made or commence until the earlier of (i) the expiration of the six (6)-month period measured from the date of your separation from service and (ii) the date of your death following such separation from service; provided, however, that such deferral will be effected only to the extent required to avoid adverse tax treatment to you, including (without limitation) the additional twenty percent (20%) tax for which you would otherwise be liable under Section 409A(a)(l)(B) of the Code in the absence of such deferral. Upon the expiration of the applicable deferral period, any payments which would have otherwise been made during that period (whether in a single sum or in installments) in the absence of this paragraph will be paid to you or your beneficiary in one lump sum (without interest). To the extent that any provision of this agreement is ambiguous as to its exemption or compliance with Section 409A, the provision will be read in such a manner so that all payments hereunder are exempt from Section 409A to the maximum permissible extent, and for any payments where such construction is not tenable, that those payments comply with Section 409A to the maximum permissible extent. To the extent any payment under this agreement may be classified as a "short-term deferral" within the meaning of Section 409A, such payment will be deemed a short-term deferral, even if it may also qualify for an exemption from Section 409A under another provision of Section 409A. Payments pursuant to this agreement (or referenced in this agreement) are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the regulations w1der Section 409A. No severance or separation payments payable to you until you have a "separation from service" within the meaning of Section 409A.

In the event that the severance and other benefits provided for in this agreement or otherwise payable to you (i) constitute "parachute payments" within the meaning of Section 280G of the Code and (ii) but for this paragraph, would be subject to the excise tax imposed by Section 4999 of the Code, then your severance and other benefits under this agreement shall be payable either (i) in full, or (ii) as to such lesser amount which would result in no portion of such severance and other benefits being subject to the excise tax under Section 4999 of the Code, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, results in the receipt by you on an after-tax basis, of the greatest amount of severance benefits under this agreement, notwithstanding that all or some portion of such severance benefits may be taxable under Section 4999 of the Code. Any reduction shall be made in the following manner: first a pro-rata reduction of (i) cash payments subject to Section 409A of the Code as deferred compensation and (ii) cash payments not subject to Section 409A of the Code, and second a pro rata cancellation of (i) equity-based compensation subject to Section 409A of the Code as deferred compensation and (ii) equity-based compensation not subject to Section 409A of the Code, with equity all being reduced in reverse order of vesting and equity not subject to treatment under Treasury regulation 1.2800- Q & A 24(c) being reduced before equity that is so subject. Unless the Company and you otherwise agree in writing, any determination required under this paragraph shall be made in writing by the Company's independent public accountants (the "Accountants"), whose determination shall be conclusive and binding upon you and the Company for all purposes. For purposes of making the calculations required by this paragraph, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and you shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this paragraph. The Accountants shall deliver to the Company and you sufficient documentation for you to rely on it for purpose of filing your tax returns. The Company shall bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this paragraph.
All amounts payable under this employment agreement will be subject to applicable withholdings and deductions.
Your employment is and continues to be at-will, which means it may be terminated at any time by you or the Company with or without notice or cause. By accepting this offer of employment, you agree that your employment is terminable at-will. Any prior representations to the contrary are hereby superseded by this offer. This at-will employment relationship cannot be changed except by written agreement signed by the Chairman of the Board of the Company.
As a Company employee you will be expected to abide by all Company policies and procedures and sign and comply with the Company's standard form of Proprietary Information and Invention Agreement, which, among other things, prohibits unauthorized use or disclosure of the Company's proprietary information. This employment offer is also contingent on all of the following: (1) providing proof of your eligibility to work in the United States, (2) signing of the Proprietary Information and Invention Agreement, the Arbitration Agreement and any other new hire paperwork on or before your first day of employment and (3) satisfactory results of a background check which the Company may initiate at a later date, but no later than 30 days following your Start Date, pursuant to a form of notice and consent that you agree to complete and sign.

On behalf of all GRAILers, I look forward to welcoming you to the incredible GRAIL journey!

Sincerely,

/s/ Catherine Friedman

GRAIL, Inc.

Accepted:
/s/ Hans Bishop	6 June 2019
Hans Bishop	Date